VIA EDGAR

July 5, 2023

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	Acceleration Request for BGO Industrial Real Estate Income Trust, Inc. Registration Statement on Form S-11 (File No. 333-271906)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the request of our client, BGO Industrial Real Estate Income Trust, Inc., that effectiveness of the above-referenced Registration Statement on Form S-11 be accelerated to 4:00 p.m., Eastern Time, on July 7, 2023, or as soon as practicable thereafter.

Please do not hesitate to call me at (202) 636-5924 or Ryan Bekkerus at (212) 455-2293 with any questions.

Sincerely,

/s/ Daniel B. Honeycutt
Daniel B. Honeycutt

cc:	U.S. Securities and Exchange Commission
Jeffrey Gabor
William Demarest
Wilson Lee

BGO Industrial Real Estate Income Trust, Inc.
Michael Glimcher, President and Chief Executive Officer
Matthew Campbell, Secretary

BGO Industrial Real Estate Income Trust, Inc.

399 Park Avenue, 18th Floor

New York, New York 10022

July 5, 2023

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	Acceleration Request for BGO Industrial Real Estate Income Trust, Inc. Registration Statement on Form S-11 (File No. 333-271906)

Dear Ladies and Gentlemen:

BGO Industrial Real Estate Income Trust, Inc. (the “Registrant”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form S-11 (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 4:00 p.m., Eastern Time, on July 7, 2023, or as soon as practicable thereafter.

The Registrant hereby authorizes Daniel B. Honeycutt and Ryan Bekkerus of Simpson Thacher & Bartlett LLP to orally modify or withdraw this request for acceleration.

We request that we be notified of such effectiveness by telephone call to Daniel B. Honeycutt at (202) 636-5924 or Ryan Bekkerus at (212) 455-2293.

[Signature Page Follows]

Very truly yours,

BGO Industrial Real Estate Income Trust, Inc.

By:	/s/ Michael Glimcher
Name:	Michael Glimcher
Title:	President and Chief Executive Officer